SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of August, 2005

                     CHINA PETROLEUM & CHEMICAL CORPORATION
                             A6, Huixindong Street,
                        Chaoyang District Beijing, 100029
                           People's Republic of China
                              Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F
                   ---------                  ---------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes              No    X
             ---------       ---------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
         N/A

This Form 6-K consists of:

The Announcement of the 2005 Interim Results of China Petroleum & Chemical Corporation (the "Registrant"), made by the Registrant in English on August 26, 2005.

                    CHINA PETROLEUM & CHEMICAL CORPORATION
                        (a joint stock limited company
    incorporated in the People's Republic of China with limited liability)
                              (Stock Code: 0386)

                    Announcement of the 2005 Interim Results

Paragraph 1  Important Notice

     1.1 The Board of Directors of China Petroleum & Chemical Corporation ("Sinopec Corp.") and the Directors warrant that there are no material omissions, or misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

          This announcement is a summary of the interim report. The entire report is also contained in the website of the Shanghai Stock Exchange (www.sse.com.cn) and Sinopec Corp. (www.sinopec.com.cn). The investors should read the interim report for more details.

     1.2 No Director has any doubt as to, or the inability to warrant, the truthfulness, accuracy and completeness of the interim report.

     1.3 Messrs. Mou Shuling, Gao Jian, Fan Yifei, Shi Wanpeng and Zhang Youcai, Directors of Sinopec Corp., could not attend the nineteenth meeting of the second session of the Board for reasons of official duties. Mr. Mou Shuling, Director of Sinopec Corp., authorised Mr. Cao Xianghong, Director of Sinopec Corp., Mr. Gao Jian, Director of Sinopec Corp., authorised Mr. Chen Tonghai, Chairman, Mr. Fan Yifei, Director of Sinopec Corp., authorised Mr. Wang Jiming, Vice Chairman, and Messrs. Shi Wanpeng and Zhang Youcai, Directors of Sinopec Corp., authorised Mr. Chen Qingtai, Director of Sinopec Corp., respectively, to vote on their behalf in respect of the resolutions put forward in the nineteenth meeting of the second session of the Board.

     1.4 The financial statements for the six-month period ended 30 June 2005 of Sinopec Corp. and its subsidiaries ("the Company") prepared in accordance with the PRC Accounting Rules and Regulations and International Financial Reporting Standards ("IFRS") have been audited by KPMG Huazhen and KPMG, respectively, and both firms have issued standard unqualified opinions on the financial statements.

     1.5 Mr. Chen Tonghai (Chairman of the Board), Mr. Wang Tianpu (President), Mr. Zhang Jiaren (Director, Senior Vice President and Chief Financial Officer) and Mr. Liu Yun (Head of the Accounting Department) warrant the authenticity and completeness of the financial statements contained in this announcement.


Paragraph 2  Basic Information of Sinopec Corp.

     2.1  Basic Information of Sinopec Corp.

                            SINOPEC              SINOPEC              SINOPEC             Chinese graphic
          Stock name        CORP                 CORP                 CORP                omitted

          Stock code        0386                 SNP                  SNP                 600028

          Place of listing  Hong Kong            New York Stock       London Stock        Shanghai Stock
                            Stock Exchange       Exchange             Exchange            Exchange

                                                                      Secretary to the    Representative
                            Authorized Representatives                Board of            on Securities
                                                                      Directors           Matters

          Name              Mr. Wang             Mr. Chen Ge          Mr. Chen Ge         Mr. Huang
                            Jiming                                                        Wensheng

          Address                         6A Huixindong Street, Chaoyang District, Beijing, PRC

          Tel                                                86-10-64990060

          Fax                                                86-10-64990022

          E-mail                                 ir@sinopec.com.cn/media@sinopec.com.cn


     2.2  Principal accounting data and financial indicators

     2.2.1        Principal  accounting  data and financial  indicators for the first half of 2005 prepared in accordance  with the PRC Accounting Rules and Regulations

     2.2.1.1      Principal accounting data and financial indicators

                                                         At 30 June        At 31 December     Changes from the
          Item                                                 2005                  2004     end of last year
                                                       RMB millions          RMB millions                  (%)

          Current assets                                    135,315               117,056                15.60
          Current liabilities                               151,747               143,910                 5.45
          Total assets                                      492,986               460,081                 7.15
          Shareholders' funds
            (excluding minority interests)                  197,571               186,350                 6.02
          Net assets per share
            (RMB/share) (Fully diluted)                       2.279                 2.149                 6.02
          Adjusted net assets
            per share (RMB/share)                             2.210                 2.102                 5.14

                                                                                                  Changes over
          Item                                           Six-month periods ended 30 June       the same period
                                                               2005                  2004of the preceding year
                                                       RMB millions          RMB millions                  (%)

          Net profit                                         18,044                15,039                19.98
          Net profit before
            non-operating profits/losses                     18,087                16,332                10.75
          Return on net assets (%)
            (Fully diluted)                                    9.13                  8.73                 4.58
          Return on net assets (%)
            (Weighted average)                                 9.29                  8.82                 5.33
          Earnings per share
            (RMB/share) (Fully diluted)                       0.208                 0.173                19.98
          Earnings per share
            (RMB/share)
            (Weighted average)                                0.208                 0.173                19.98
          Net cash flow from
            operating activities                             25,044                21,694                15.44

                                                                                              Six-month period
          Items under non-operating profits/losses:                                         ended 30 June 2005
                                                                                                  RMB millions

          Loss on disposal of long-term equity investments                                                   1
          Written back of provisions on assets provided in
            previous years                                                                                (516)
          Non-operating expenses:
          (excluding normal provisions on assets provided in
            accordance with the Accounting Regulations for
            Business Enterprises)                                                                          712
          Of which:Loss on disposal of fixed assets                                                        109
                   Employee reduction expenses                                                             100
                   Donations                                                                               128
          Non-operating income                                                                            (133)
          Tax effect                                                                                       (21)

          Total                                                                                             43

     2.2.2 Principal accounting data and financial indicators of the Company for the first half of 2005 from the financial statements prepared in accordance with IFRS

                                                                                                  Changes over
                                                                                               the same period
          Item                                           Six-month periods ended 30 June      of the preceding
                                                               2005                  2004             year (%)
                                                       RMB millions          RMB millions

          Operating profit                                   33,682                28,562                17.93
          Profit for the period attributable to
            equity holders of the parent                     19,653                16,746                17.36
          Return on capital employed (%)*                      6.17                  6.13                0.04
                                                                                              percentage point
          Earnings per share (RMB/share)                      0.227                 0.193                17.36
          Net cash flow from operating activities            21,082                20,698                 1.86

          * Return on capital employed = operating profit x (1 - income tax rate)/capital employed

                                                         At 30 June        At 31 December     Changes from the
          Item                                                 2005                  2004 end of last year (%)
                                                       RMB millions          RMB millions

          Current assets                                    139,104               120,271                15.66
          Current liabilities                               154,084               146,277                 5.34
          Total assets                                      509,380               474,594                 7.33
          Total equity attributable to
            equity holders of the parent                    205,757               193,040                 6.59
          Net assets per share (RMB/share)                    2.373                 2.226                 6.59
          Adjusted net assets per share (RMB/share)           2.310                 2.187                 5.62


     2.2.3 Differences between financial statements prepared under the PRC Accounting Rules and Regulations and IFRS

          |X| applicable      |_| inapplicable

     2.2.3.1 Analysis of the effects of major differences between the net profit under PRC Accounting Rules and Regulations and the profit for the period under IFRS:

                                                                                Six-month periods ended 30 June
          Item                                                                          2005              2004
                                                                                RMB millions      RMB millions

          Net profit under the PRC Accounting Rules and Regulations                   18,044            15,039
          Adjustments:
            Equity investment differences                                              1,169                 -
            Pre-operating expenditures                                                   442               (95)
            Depreciation of oil and gas properties                                       417               370
            Capitalisation of general borrowing costs, net of depreciation effect        216               247
            Unrecognised losses of subsidiaries                                          113              (236)
            Acquisition of Sinopec National Star                                          58                58
            Acquisition of Tianjin Petrochemical, Luoyang Petrochemical,
              Zhongyuan Petrochemical and Catalyst Plants                                  -               899
            Reduced amortisation on revaluation of land use rights                         9                 9
            Reduced depreciation on government grants                                      1                 -
            Impairment losses on revalued assets                                           -               439
            Disposal of oil and gas properties, net of depreciation effect              (209)              879
            Effects of the above adjustments on taxation                                (607)             (863)
            Minority interests                                                         2,116             2,175

          Profit for the period under IFRS                                            21,769            18,921


     2.2.3.2 Analysis of the effects of major differences between the shareholders' funds under the PRC Accounting Rules and Regulations and the total equity under IFRS:

                                                                                  At 30 June   At 31 December
          Item                                                                          2005              2004
                                                                                RMB millions      RMB millions

          Shareholders' funds under the PRC Accounting Rules and Regulations         197,571           186,350
          Adjustments:
            Equity investment differences                                              1,169                 -
            Pre-operating expenditures                                                   (15)             (457)
            Depreciation of oil and gas properties                                    12,012            11,595
            Capitalisation of general borrowing costs                                  1,821             1,605
            Acquisition of Sinopec National Star                                      (2,637)           (2,695)
            Revaluation of land use rights                                              (968)             (977)
            Government grants                                                           (591)             (592)
            Disposal of oil and gas properties                                         3,161             3,370
            Impairment losses on long-lived assets                                      (113)             (113)
            Effects of the above adjustments on taxation                              (5,653)           (5,046)
            Minority interests                                                        29,019            31,046

          Total equity under IFRS                                                    234,776           224,086

Paragraph 3  Changes in share capital and shareholdings of the principal shareholders

     3.1  Statement of changes in share capital

          |_|  applicable    |X|   inapplicable

     3.2  Top ten shareholders and holders of tradable shares

          Total number of shareholders at the end of the reporting period  Total  number of shareholders: 287,800
                                                                           (of which: domestic holders of A shares:
                                                                           277,530, overseas holders of H shares: 10,270)

          Top ten shareholders as at 30 June 2005                                            Unit: 1,000 shares

                               Increase/    Number of
                               decrease    shares held
                             during the  at the end of  Percentage at the end                                       Pledges,
                              reporting  the reporting  Among total   Among the type    Nature of      Type of       lock-ups
Name of shareholders             period         period  shareholdings of shares held  shareholders     shares held   or trusts
or trusts

China Petrochemical Corporation        0  58,885,561      67.92         87.73        State-owned shares Non-tradable        0
  ("Sinopec Group Company")
HKSCC (Nominees) Limited          (2,848) 16,675,942      19.23         99.38          H shares         Tradable      Unknown
China Cinda Asset Management Corp.     0   3,720,650       4.29          5.54        State-owned shares Non-tradable        0
China Development Bank                 0   2,632,570       3.04          3.92        State-owned shares Non-tradable        0
China Orient Asset Management Corp.    0   1,296,410       1.50          1.93        State-owned shares Non-tradable        0
GuoTai JunAn Corp.*                    0     586,760       0.68          0.87        State-owned legal  Non-tradable  293,380
                                                                                        person shares               (pledged)/
                                                                                                                       38,230
                                                                                                                  (locked up)
                                   3,442       3,442       0.00          0.12          A shares         Tradable            0
China 50ETF                       38,378      73,714       0.09          2.63          A shares         Tradable            0
E FUND 50 Index Fund              (8,656)     64,453       0.07          2.30          A shares         Tradable            0
Qingdao Port Authority                 0      60,000       0.07          2.14          A shares         Tradable            0
CITIC Classic Allocation Fund     (2,367)     56,338       0.06          2.01          A shares         Tradable            0
Explanation for the relationships   The Company is not aware of any  connection  or actions in concert
 among the above shareholders or    among the above shareholders and is not aware of  any pledges,
 actions in concert:                lock-ups or trust of shareholdings of holders of H Shares.



          * The additional 3.442 million shares in this reporting period are tradable A shares purchased by Guo Tai Jun An Corp. on the stock market, while the remainders are non-tradable shares. The pledged and locked-up shares are also non-tradable.

          Top ten shareholders with tradable shares as at 30 June 2005Unit: 1,000 shares

                                                                          Number of tradable
                                                                                 shares held
                                                                               at end of the         Nature of
          Name of shareholders                                              reporting period      Shareholders

          HKSCC (Nominees) Limited                                                16,675,942          H shares
          China 50 ETF                                                                73,714          A shares
          E FUND 50 Index Fund                                                        64,453          A shares
          Qingdao Port Authority                                                      60,000          A shares
          CITIC Classic Allocation Fund                                               56,338          A shares
          Fortis Haitong Income Investment Management                                 50,000          A shares
          Harvest Service Sector Fund                                                 47,000          A shares
          Social Securities Fund 102                                                  30,487          A shares
          Fortune SGAM Multi-strategy Growth Fund                                     29,856          A shares
          Jingfu Securities Investment Fund                                           29,303          A shares
          Explanation for the relationships         The Company is not aware of any connection or actions in
            among the above shareholders or         concert among the above shareholders and is not aware
            actions in concert:                     of any pledges, lock-ups or trust of shareholdings of
                                                    holders of H Shares.


Information disclosed by the shareholders of H Shares according to the Securities and Futures Ordinance as at 30 June 2005



                                                                                                   Approximate
                                                                                                    percentage
                                                                             Number of share of Sinopec Corp's
                                                                              interests held         interests
          Name of shareholders               Nature                      or regarded as held     (H share) (%)

          J.P. Morgan Chase & Co.            Beneficial owner                 317,923,000(L)           1.90(L)
                                             Investment manager               290,220,905(L)           1.73(L)
                                             Custodian corporation/        560,683,942(L)(P)        3.34(L)(P)
                                             approved lending agent,
                                             Physically settled derivatives
          Credit Suisse Group                Corporate                      1,076,046,844(L)           6.41(L)
                                             Corporate                        826,314,296(S)           4.92(S)
                                             Lending pool                      29,195,950(P)           0.17(P)
          J.P. Morgan Chase & Co.            Beneficial owner                  46,454,000(L)           0.28(L)
                                             Investment manager               634,707,194(L)           3.78(L)
                                             Others                        347,184,277(L)(P)        2.07(L)(P)
          Alliance Capital Management L.P.   Corporate                      1,006,311,601(L)           6.00(L)

          Note: (L): Long position, (S): Short position, (P): Lending pool

     3.3 Changes in the controlling shareholders and the effective controllers in the reporting period

          |_| applicable     |X| inapplicable

Paragraph 4. Information about the directors, supervisors and senior management

     4.1 The engagement or dismissal of Directors, Supervisors and Other Members of the Senior Management

          At the sixteenth meeting of the Second Session of the Board of Directors of Sinopec Corp., the Board approved the applications of Mr. Wang Jiming to resign as the President of Sinopec Corp. and Mr. Mou Shuling to resign as the Senior Vice President of Sinopec Corp. The Board of Directors also approved the appointment of Mr. Wang Tianpu as President of Sinopec Corp. and Mr. Zhang Jianhua and Mr. Wang Zhigang as Senior Vice President of Sinopec Corp, respectively.

     4.2 Information about the changes in the shares held by the directors, supervisors and senior management

          |_| applicable    |X| inapplicable

          As of 30 June 2005, none of the directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.

          As of 30 June 2005, none of the directors, supervisors or senior management or any of their respective associates had any interests and short positions in any shares, debentures or related shares of Sinopec Corp. or its associated corporations (as defined in Part XV of the Securities and Futures Ordinance) which were required to be notified to Sinopec Corp. and The Stock Exchange of Hong Kong Limited pursuant to Division 7 and 8 of Part XV of the Securities and Futures Ordinance or which were required pursuant to section 352 of the Securities and Futures Ordinance to be entered in the register referred to therein, or which were required to be notified to Sinopec Corp. and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions Entered by Directors of Listed Companies as specified in the Listing Rules of The Stock Exchange of Hong Kong Limited (including those interests and short positions that are deemed to be such, or are regarded to be owned in accordance with the relative provisions under the Securities and Futures Ordinance).

Paragraph 5. Business Review and Prospects and Management's Discussion
             and Analysis

     5.1  Business Review

          In the first half of 2005, China's economy maintained a steady growth and the growth rate of GDP was 9.5%. Demands for petroleum and petrochemical products continued to grow modestly. According to the Company's statistics, apparent the domestic consumption of refined oil products (i.e. gasoline, diesel and kerosene including jet fuel) in the first half of this year increased by 5.56% over that of the same period last year whilst the apparent domestic consumption of petrochemical products (in terms of ethylene) increased by 5.70% over that of the same period last year. During the same period, with the continued fluctuation of international oil prices at high levels, the price of chemical products maintained high despite of the decline compared with that of the fourth quarter last year. Due to the tight control on domestic prices of refined oil products, the price gap between domestic and overseas markets was further widened. The Company flexibly responded to the changing markets through optimising resource allocation, rationalizing structures and intensifying internal management. As a result, the oil and gas production increased steadily. Major refining and petrochemical facilities were operated at a high utilization rate. The sales of refined oil products increased steadily and sales structures were further rationalized. Thanks to the joint efforts of all the employees, the Company achieved sound results.

          According to the PRC Accounting Rules and Regulations, in the first half of 2005, the Company's income from principal operations was RMB
          359.2 billion, up by 35.2% over that of the first half of 2004. The Company's net profit was RMB 18 billion, up by 20.0% over that of the first half of 2004. Based on the number of shares outstanding at the end of the reporting period, earnings per share was RMB 0.208. According to the International Financial Reporting Standards, turnover and other operating revenues amounted to RMB 368.5 billion, up by 31.9% over that of the first half of 2004. Profit attributable to equity holders of the Company was RMB 19.7 billion, up by 17.4% over that of the first half of 2004. Based on the number of shares outstanding at the end of the reporting period, earnings per share was RMB 0.227.

          The Board of Directors decided to distribute an interim dividend of RMB 0.04 per share for the first half of 2005, which is equivalent to RMB 4.00 per ADS.

Paragraph 5.1.1        Production and Operation

          (1)  Exploration and Production Segment

               In the first half of 2005, the international crude oil prices continued its climb to a higher level. The Platt's global Brent spot price averaged USD 51.40 per barrel, up by 52.75% over that of the first half of 2004. The average crude price realised by the Company during the first half of 2005 was USD 39.40 per barrel, up by 33.02% over that of the same period last year.

               In the first half of 2005, in exploration, benefiting from theoretical and technological innovations, the Company strengthened progressive exploration and emphasized on preliminary exploration in new blocks. Remarkable exploration results were achieved in hidden oil and gas reserves in the mature blocks in eastern China and important progress was achieved in the exploration in southwestern China. In the first half of 2005, the newly added proved geological crude oil reserves amounted to approximately 95.72 million tonnes, whilst the newly added proved natural gas geological reserves were approximately 47.5 billion cubic meters. Since some exploration wells were not completed, newly added proved oil and gas reserves evaluated by the Company in accordance with SEC criteria declined compared with those of the same period of last year. In development, a number of key projects for production capacity building were started. In production, by seizing the opportunity of high oil prices, the Company carefully organized oil and gas production, stabilized production in mature oilfields and increased production in new blocks. As a result, oil and gas production increased steadily.

               [GRAPHIC OMITTED]

                                          Price Trend of International Crude Oil

               Summary of Operations of Exploration, Development and Production

                                                                        Six-month periods
                                                                          ended 30 June                Changes
                                                                      2005              2004               (%)

               Crude oil production (million barrels)               136.69            135.85              0.62
               Natural gas production (billion cubic feet)           104.8            100.06              4.74
               Newly added proved crude oil reserves                 85.69            124.40            (31.12)
                 (million barrels)
               Newly added proved natural gas reserves
                 (billion cubic feet)                                518.1            872.74            (40.64)
               Proved crude oil reserves at the end of
                 the reporting period (million barrels)            3,216.2          3,245.73             (0.91)
               Proved natural gas reserves at the end of the
                 reporting period (billion cubic feet)             3,446.3          3,660.30             (5.85)

               Note:  Crude oil production is converted at 1 tonne = 7.1 barrels, and natural gas production is converted at 1 cubic meter = 35.31 cubic feet.

          (2)  Refining Segment

               In the first half of 2005, the Company adopted various measures to mitigate the adverse impacts brought by the tight control on domestic prices of refined oil products. The Company strived to overcome the impact brought by the comprehensive quality upgrading of refined products and the maintenance of some refining facilities after long-term full-load operation. Through strengthening operation management of the facilities, the Company achieved full-load operation and met the market climate to the largest extent. Through optimising resource procurement, allocation and transportation, the Company increased the processing volume of sour and heavy crude based on the price gap between sour and sweet crude and light and heavy crude in order to reduce procurement cost. In addition, the Company constantly improved processing plan and product mix, while making efforts to increase the production of high value-added products and products of specific needs of the market. Furthermore, focusing on technology advancement, the Company further improved light yield and refining yield.

               Summary of Operations of Refining

                                                                        Six-month periods
                                                                          ended 30 June                Changes
                                                                      2005              2004               (%)

               Crude processing volume (million tonnes)              68.08             64.98              4.77
               Of which: Sour crude processing volume                16.87             13.39             25.99
                 (million tonnes)
               Gasoline, diesel and kerosene (including              41.02             39.17              4.72
                  jet fuel output (million tonnes)
               Of which:  Gasoline (million tonnes)                  11.32             11.42             (0.88)
                          Diesel (million tonnes)                    26.31             24.72              6.43
                          Kerosene including jet fuel                 3.39              3.03             11.88
                 (million tonnes)
               Light Chemical feedstock (million tonnes)             10.16              8.92             13.90
               Light yield (%)                                       74.24             74.06   0.18 percentage
                                                                                                         point
               Refining yield (%)                                    93.11             93.10   0.01 percentage
                                                                                                         point

               Note: Crude processing volume is converted at 1 tonne
               = 7.35 barrels.


          (3)  Marketing and Distribution Segment

               In the first half of 2005, by means of closely monitoring the changes of the market, the Company increased procurement of refined oil products from various channels to meet the domestic demand and achieved remarkable increase in the total domestic sales volume of refined oil products. The Company also proactively developed market, optimised sales structure and further increased the volume of retail and direct sales. The portion of retail and direct sales volume to the Company's total domestic sales volume increased to 78.69% from 76.24% in the same period last year. At the same time, the Company actively expanded and optimised the marketing network to form a more rationalised network layout and resource flow.

               The Company made new progress in promoting its petrol IC cards which have been put in use in 13,000 petrol stations.

               Summary of Operations of Marketing and Distribution

                                                                        Six-month periods
                                                                          ended 30 June                Changes
                                                                      2005              2004               (%)

Total domestic sales volume of refined oil products
                 (million tonnes)                                    50.77             45.49             11.61
             Of which:  Retail volume (million tonnes)29.56          25.12             17.68
                        Direct sales volume (million tonnes)         10.39              9.56              8.68
                        Wholesale volume (million tonnes)            10.82             10.81              0.09
               Average annual throughput per petrol station
                 (tonne/station)                                     2,200             1,986             10.78
               Total number of petrol stations                      30,352            30,682             (1.08)
             Of which:  Number of self-operated
                        petrol stations                             26,870            25,306              6.18
                        Number of franchised petrol stations         3,482             5,376            (35.23)

          (4)  Chemicals Segment

               In the first half of 2005, the Company seized the favorable opportunity of chemical product prices and fully leveraged the newly built production capacity. Operation management of facilities was reinforced to ensure safe, stable, long-term, full-capacity and high quality operation of key facilities. The production of ethylene and other major chemical products, such as synthetic resins, synthetic rubbers and monomers and polymers for synthetic fibers, was increased. The Company continued to reinforce product mix improvement, and output of high value-added products, such as performance compound of synthetic resins and differential fibers, was further increased.

               The Company actively carried out reform of the chemical marketing system. On May 10th 2005, a chemical sales company was established to implement unified coordination of chemical product sales, which was of great importance in fully taking the overall advantages of the intensified operation and erecting a unified market image to improve comprehensive competitiveness and maximise the overall efficiency.

               In the first half of 2005, the Company proactively pushed forward the construction of new projects. The two joint venture ethylene projects of BASF-YPC Company Limited ("BASF-YPC") and Shanghai Secco Petrochemical Co., Ltd. ("Shanghai Secco") were put into commercial operation on 28 June 2005 and 29 June 2005, respectively.

               Production of Major Petrochemical Products (1)                             Unit: thousand tonnes

                                                                        Six-month periods
                                                                          ended 30 June                Changes
                                                                      2005              2004               (%)

               Ethylene                                              2,434             2,081             16.96
               Synthetic resin                                       3,528             3,102             13.73
               Of which: Performance compound resin                  1,689             1,545              9.32
               Synthetic fiber monomers and polymers                 3,152             3,030              4.03
               Synthetic fiber                                         756               824             (8.25)
               Of which: Differential fiber                            384               359              6.96
               Synthetic rubber                                        308               297              3.70
               Urea                                                    998             1,322            (24.51)

               Note:

               1. The operation data of the first half of 2004 and the first half of 2005 include that of the chemical assets acquired from Sinopec Group Company and its subsidiaries (excluding the Company) ("Sinopec Group") at the and of 2004.

               2. 100% production of the two joint venture ethylene projects of
                  BASF-YPC and Shanghai Secco was included.


               Production of Major Petrochemical Products (2)                             Unit: thousand tonnes

                                                                        Six-month periods
                                                                          ended 30 June                Changes
                                                                      2005              2004               (%)

               Ethylene                                              2,434             1,863             30.65
               Synthetic resin                                       3,528             2,806             25.73
               Of which: Performance compound resin                  1,689             1,478             14.28
               Synthetic fiber monomers and polymers                 3,152             2,443             29.02
               Synthetic fiber                                         756               641             17.94
               Of which: Differential fiber                            384               289             32.87
               Synthetic rubber                                        308               297              3.70
               Urea                                                    998             1,322            (24.51)

               Note:

               1. The operation data of the first half of 2004 exclude that of the chemical assets acquired from Sinopec Group at the end of 2004, and the operation data of the first half of 2005 include the chemical assets acquired from Sinopec Group in 2004.

               2. 100% production of the two joint venture ethylene projects of
                  BASF-YPC and Shanghai Secco was included.

     5.1.2        Cost reduction

          In the first half of 2005, the Company adopted a series of measures to reduce costs: optimising resource allocation and fully leveraging the modern logistics system to reduce transportation costs; further increasing the processing volume of sour and heavy crude to reduce procurement costs; and optimising the operation of facilities to cut down material and energy consumption. In the first half of 2005, the Company reduced total costs of RMB 1.282 billion, including RMB 285 million from Exploration and Production Segment, RMB 365 million from Refining Segment, RMB 230 million from Marketing and Distribution Segment and RMB 402 million from Chemicals Segment. In addition, the Company further carried out measures aiming at improving efficiencies through staff reduction in the first half of 2005, and the total number of net head count reduction amounted to 20,500, of which, a net reduction number of 12,000 were reduced through spin-off of down-hole operation services and the acquisition of selected assets from Sinopec Group, and the relevant staff reduction expenses of which were recorded in the expenditure of 2004.

     5.1.3        Capital Expenditure

          In the first half of 2005, the Company's total capital expenditure was RMB 22.550 billion, accounting for 36.4% of the total planned capital expenditure of RMB 62.0 billion for the year. The capital expenditure in Exploration and Production Segment totaled RMB 10.077 billion: the Company achieved a number of important exploration results through strengthening progressive exploration and preliminary exploration in new blocks. The newly built production capacity of crude oil and natural gas was 2.712 million tonnes per year and 0.9 billion cubic meters per year respectively. The capital expenditure in Refining Segment was RMB 3.451 billion: the construction of the second phase of Ningbo-Shanghai-Nanjing crude oil pipeline was close to completion; the construction of Yizheng-Changling crude oil pipeline started; and a number of refining revamping and expansion projects were progressing smoothly. The capital expenditure in Chemicals Segment was RMB 2.242 billion: the second round of Maoming ethylene expansion project and the fertilizer facilities revamping projects in Jinling and other ferlilizers were proceeding as planned. The capital expenditure in Marketing and Distribution Segment was RMB 6.384 billion: part of the refined oil product pipeline in southwest China was put into operation, and the construction, acquisition and revamping of petrol stations were carried out according to schedule. The capital expenditure for Corporate and Others amounted to RMB 396 million.

          In addition, the total capital expenditure for jointly controlled entities such as Shanghai Secco amounted to RMB 1.854 billion.

     5.2 Principal Operations categorised by business segments and the status of the connected transactions

          The following table shows the principal operations categorised by business segments and the details of the connected transactions, including income from principal operations and cost of sales for each business segment which are extracted from the Company's financial statements prepared under the PRC Accounting Rules and Regulations:

                                                                                Increase/
                                                                             decrease of
                                                                             income from     Increase/
                                                                               principal   decrease of
                                                                               operations cost of sales    Increase/
                                                                                compared  compared to     decrease
                                Income from                                   to the same     the same     of gross
Categorised by                   principal                     Gross profit     period of     period of   profit ratio
business segments                operations    Cost of sales     ratio*     preceding year preceding year (percentage
                              (RMB millions)   (RMB millions)      (%)            (%)          (%)           point)


Exploration and production         44,396        17,215          53.47          31.77        10.54         7.26
Refining                          209,118       201,315           0.67          31.61        38.69        (3.68)
Chemicals                          83,066        67,905          17.80          49.02        49.58        (0.24)
Marketing and distribution        208,083       190,487           8.33          31.80        37.40        (3.68)
Others                             53,248        52,604           1.18          51.67        51.32         0.21
Elimination of
  inter-segment sales            (238,663)     (236,345)             -              -            -            -
Total                             359,248       293,181          16.11          35.20        42.25        (3.40)
Of which: connected transactions   31,795        28,777           9.07          44.52        47.39        (1.39)
Pricing policy for       (1)  Government-prescribed prices and government-guided prices are adopted for products or items if such
connected transactions        prices are available;
                         (2)  Where there is no government-prescribed price or government-guided price for products or items, the market price (inclusive of bidding price) will apply;
                         (3)  Where none of the above is applicable, the price will be decided based on the reasonable cost incurred plus sales taxes and reasonable profit. Reasonable cost means the average production cost of products by the same type of enterprises within regions with proximity using the same kind of raw materials. Reasonable profit means profit margin of not more than 6% of the cost incurred based on the current interest rate level set by the government.

Of which: during the reporting period, the total amount of connected transactions of the products sold and the services provided by the Company to Sinopec Group was RMB 22,090 million.

          * Gross profit ratio = profit from principal operations/income from principal operations

     5.3  Principal operations in different regions

          [  ] applicable     x inapplicable

     5.4  Other operating activities with major influences on net profit

          [  ] applicable     x inapplicable

     5.5 Operations of associated companies (applicable to circumstances when the return on investment is more than 10% of the listed company's net profit)

          [  ] applicable     x inapplicable

     5.6 Reasons of material changes in the principal operations and their structure

          [  ]  applicable    x inapplicable

     5.7 Reasons of material changes in the principal operations' earning power (gross profit ratio) as compared to the preceding year

          [  ] applicable     x inapplicable

     5.8 Reasons of changes in profit composition as compared to that in the preceding year

          x applicable        x inapplicable

          The financial information presented in this section are derived from the Company's audited financial statements that have been prepared in accordance with IFRS.

     5.8.1        Turnover and other operating revenues

          In the first half of 2005, the Company's turnover and other operating revenues were RMB 368.5 billion. Of which, turnover was RMB 359.2 billion, up by 33.3% over the first half of 2004. This was mainly due to the fact that prices of crude oil and petrochemical products in the global market increased compared with those in the same period last year, and that the Company increased sales volume of petrochemical products and optimised sales structure. In the first half of 2005, the Company's other operating revenues was RMB 9.2 billion, down by 6.5% over the first half of 2004. This was mainly due to the decrease of sales revenue from its sale of raw and auxiliary materials to Sinopec Group and to third parties.

          Most of crude oil and a small portion of natural gas produced by the Company were internally used for its refining and chemical production. The remaining was sold to the refineries owned by Sinopec Group and other customers. In the first half of 2005, external sales revenues of crude oil and natural gas amounted to RMB 8.7 billion, up by 17.3% over the first half of 2004, accounting for 2.4% of the Company's turnover and other operating revenues, which mainly due to increased prices of crude oil and expanded business of nature gas.

          The Company's Refining Segment and Marketing and Distribution Segment sell petroleum products (mainly consisting of gasoline, diesel, jet fuel, kerosene and other refined petroleum products) to third parties. In the first half of 2005, the external sales revenue of petroleum products by these two segments were RMB 243.8 billion, accounting for 66.2% of the Company's turnover and other operating revenues, representing an increase of 31.7% compared with that in the first half of 2004. The increase was mainly due to the increased gasoline, diesel and naphtha prices and also due to the Company's proactive efforts in increasing sales volume, optimising sales structure and expanding the market of other refined petroleum products. The sales revenue of gasoline, diesel and kerosene was RMB 185.7 billion, accounting for 76.2% of the total sales revenue of petroleum products, representing an increase of 29.7% over that in the same period in 2004. The sales revenue of other refined petroleum products was RMB 58.1 billion, accounting for 23.8% of the total sales revenue of petroleum products, representing an increase of 38.7% compared with the first half of 2004.

          The Company's external sales revenue of chemical products was RMB 74.7 billion, accounting for 20.3% of its turnover and other operating revenues, representing an increase of 29.5% compared with that in the first half of 2004. The increase was mainly due to the fact that the Company captured the favorable opportunity of the high chemical product prices and increased sales volume.

          The following table lists the Company's principal external sales volume and average realised prices, and changes between the first half of 2005 and the first half of 2004:



                                                 Sales Volumes                      Average Realised Prices
                                               (thousand tonnes)                          (RMB/tonne)
                        Six-month period Six-month period
                                           ended June 30       Changes            ended June 30       Changes
                                                      2005          2004          (%)         2005         2004          (%)
          Crude oil                                  2,569         3,019        (14.9)       2,367        1,679         41.0
          Natural gas (million cubic meters,
             RMB/thousand  cubic metres)             1,962         1,767         11.0          658          601          9.5
          Gasoline                                  14,609        13,266         10.1        4,151        3,580         15.9
          Diesel                                    32,571        29,096         11.9        3,514        3,044         15.4
          Kerosene                                   3,086         2,633         17.2        3,414        2,710         26.0
          Basic chemical feedstock                   3,836         3,242         18.3        4,948        3,644         35.8
          Synthetic fiber monomer and polymer        1,412         1,364          3.5        9,026        7,378         22.3
          Synthetic resin                            2,898         2,667          8.7        9,144        7,337         24.6
          Synthetic fiber                              784           878        (10.7)      11,499       10,300         11.6
          Synthetic rubber                             303           299          1.3       12,394        9,301         33.3
          Chemical fertilizer                        1,004         1,287        (22.0)       1,463        1,327         10.2


     5.8.2        Operating expenses

          In the first half of 2005, the Company's operating expenses were RMB
          334.8 billion, up by 33.4% over the first half of 2004. The operating expenses mainly consisted of the following:

          Purchased crude oil, products and operating supplies and expenses

          The Company's purchase of crude oil, products and operating supplies and expenses were RMB 283.0 billion, up by 42.8% over the first half of 2004, accounting for 84.5% of the operating expenses, of which:

          Purchase of crude oil was RMB 148.3 billion, up by 44.3% over the first half of 2004, accounting for 44.3% of the total operating expenses, up by 3.3 percentage point over the first half of 2004.

          To meet the increasing demands in the market associated with the rapid growth of the domestic economy, the Company increased its throughput of crude oil purchased from third parties. In the first half of 2005, the throughput of the Company's crude oil purchased externally was RMB
          52.44 million tonnes (excluding amounts processed for third parties), representing an increase of 7% compared with the same period in 2004. Average cost for crude oil purchased externally in the first half of 2005 was RMB 2,828 per tonne (approximately USD 46.46 per barrel), representing an increase of 34.8% compared with that in the first half of 2004.

          In the first half of 2005, the Company's other purchasing expenses were RMB 134.7 billion, up by 41.2% over the first half of 2004, accounting for 40.2% of the total operating expenses. This increase was mainly due to the increased costs of outsourced refined oil products and chemical feedstock.

          Selling, general and administrative expenses

          In the first half of 2005, the Company's selling, general and administrative expenses were RMB 15.5 billion, up by 4.4% over the first half of 2004. This increase was mainly due to the increase in sales expenses, such as the costs of transportation, as a result of the increase in the sales volume of refined oil products and the increased proportion of retail and direct sales volume over total sales volume of refined oil products.

          Depreciation, depletion and amortisation

          In the first half of 2005, the Company's depreciation, depletion and amortisation were RMB 15.2 billion, down by 1.6% compared with the first half of 2004. The decrease was mainly due to the decrease in depreciation as a result of the Company's disposal of less efficient assets and provision for impairment loss on some less efficient facilities in the previous years.

          Exploration expenses

          In the first half of 2005, the Company's exploration expenses were RMB
          3.4 billion, representing an increase of 35.6% compared with the first half of 2004. The increase was mainly due to the fact that the Company increased exploration activities in major new blocks in the western and southern parts of China.
          Personnel expenses

          Personnel expenses

          In the first half of 2005, the Company's personnel expenses were RMB
          8.5 billion, representing a decrease of 2.1% compared with the first half of 2004. The decrease was largely due to the decreased personnel expenses of employees as a result of the disposal of the downhole operation in 2004.

          Employee reduction expenses

          In the first half of 2005, in accordance with the Company's voluntary employee reduction plan, the Company recorded employee reduction expenses of approximately RMB 0.1 billion relating to the reduction of approximately 1,800 employees, down by RMB 0.3 billion compared with that in the first half of 2004.

          Taxes other than income tax

          In the first half of 2005, the Company's taxes other than income tax were RMB 8.2 billion, up by 4.7% over the first half of 2004. The increase was mainly attributable to the increase of consumption tax and surcharges as a result of the increase in sales volume of gasoline and diesel of the Company.

          Other operating expenses

          In the first half of 2005, the Company's other operating expenses
          (net) were RMB 0.9 billion, down by 71.1% compared with the first half of 2004. This was mainly due to the impairment losses on long-lived assets decreased by RMB 1.9 billion compared with the first half of 2004 and the loss on disposals of assets decreased by RMB 0.4 billion.

     5.8.3        Operating profit

          In the first half of 2005, the Company's operating profit was RMB
          33.7 billion, up by 17.9% over the first half of 2004.

     5.8.4        Net finance costs

          In the first half of 2005, the Company's net finance costs were RMB
          2.6 billion, up by 23.4% compared with those in the first half of 2004, which was mainly due to the increase in interest expenses, as a result of the increase in long-term loan to finance investment, as well as other factors, such as the increased prices of crude oil, which led to an increase in short-term loan as a result of more capital being employed by operating activities, such as inventories.

     5.8.5        Profit before taxation

          In the first half of 2005, the Company's profit before taxation was RMB 31.7 billion, up by 17.7% over the first half of 2004.

     5.8.6        Taxation

          In the first half of 2005, the Company's income tax was RMB 9.9 billion, up by 24.0% over the first half of 2004.

     5.8.7        Profit attributable to minority interests

          In the first half of 2005, the Company's profit attributable to minority interests were RMB 2.1 billion, down by 2.7% compared with the first half of 2004.

     5.8.8        Profit attributable to equity holders of the parent

          In the first half of 2005, the Company's profit attributable to equity holders of the parent was RMB 19.7 billion, up by 17.4% over the first half of 2004.

     5.9 During this reporting period, there was no significant difference in terms of cash flow, source of funds and capital structure compared with the same period last year.

     5.10 Use of the proceeds from share issue

     5.10.1       Use of the proceeds from share issue

          x applicable      [   ] inapplicable

          Use of the proceeds from the issue of A share


                                                                                             Unit: RMB billions

          Total proceeds from share issue                                                                116.48
          Total amount of proceeds used in this reporting period                                           6.11
          Total amount of proceeds already used                                                          116.48



                                                             During the reporting period
                                                                                                     Whether the
                                                                                                         planned
                                                                                     Amount of      progress and
          Projects under                 Proposed                     Actual         generated   expected return
          commitment                   investment    Any change    investment          revenue     are satisfied
          Southwest refined oil              6.11            No          6.11       Trial operation     Yes
            products pipeline project                                                    stage

          Reasons of inability to satisfy the  Operation of the southwest refined oil products pipeline is
             planned progress and expected     expected to be commenced in 2005 in accordance with
             return                            schedule.

          Reasons of changes and reasons       No
            of changes of procedures


     5.10.2       Change of projects

          x applicable      [   ] inapplicable

     5.11 Business prospects and operating plan for the second half

          x applicable      [   ] inapplicable

          Looking into the second half of 2005, international crude price is expected to fluctuate at a high level and the global refining and chemical industry will remain at a high level of the cycle. For the domestic market, China's economy will continue to grow rapidly and demands for petroleum and petrochemical products will increase steadily. The adjustment of China's exchange rate regime and minor appreciation of RMB on July 21st 2005 was conducive to lowering the Comapny's crude procurement cost and likely to reduce the import price of chemical products. In addition, it is expected that the Chinese government shall continue to exert austere control over refined oil product prices during the second half of the year.

          Confronted with the complicated market situation, the Company will adopt flexible operating strategies, take the initiative in production and management and minimise operational risks. The Company will focus on the work in the following aspects:

          In Exploration and Production Segment, the Company intends to conscientiously implement its resource strategy, accelerate exploration and development, and make efforts to realise 100% replacement ratio for the whole year. In addition, the Company will focus on the production capacity construction in Tahe Oilfield in western China and Shengli Oilfield shallow water blocks in eastern China. Seizing the favorable opportunity of high crude price, the Company will appropriately increase the production of high cost crude oil and proactively develop natural gas market. In the second half of 2005, the Company plans to produce 140.2 million barrels of crude oil and 109.0 billion cubic feet of natural gas.

          In Refining Segment, the Company will closely follow the changes of international crude oil market, adhere to the strategy of diversified sources of crude, and strive to increase the procurement and refining volume of sour and heavy crude to reduce cost. Meanwhile, the Company will make full use of crude oil pipelines and optimise the resource flow and allocation to reduce the cost of storage and transportation. Based on market demands, the Company will optimise refining plan and product mix to increase the production of high value-added products. Furthermore, the Company plans to reinforce the process technology management of facilities to ensure safe, stable, and full-load operation. In the second half of 2005, the Company plans to process
          72.0 million tonnes of crude oil.

          In Marketing and Distribution Segment, the Company will conscientiously monitor the market trend and strive to expand total sales volume of refined products through active sales promotion. In addition, the Company will strengthen the operation management of petrol stations, and further increase the throughput per station and the retail plus direct sales proportion by means of improving service quality. The Company will bring modern logistics into full play, and optimise resource allocation to further reduce storage and transportation costs. Furthermore, the Company attempts to accelerate the construction of refined oil product pipelines and petrol stations in key areas while rationalising the layout of depots and marketing network. The application of IC cards will be expedited to realise the target of "One card, all Sinopec stations". In the second half of 2005, the Company will target its total domestic sales volume of refined oil products at 52.00 million tonnes, including 30.40 million tonnes of retail volume and 10.60 million tonnes of direct sales volume.

          In the Chemicals Segment, the Company will fully exploit the newly added chemical production capacity and maintain full-load operation of major facilities to expand production of major chemicals. Following the market trend, the Company will make efforts to increase the output of products catering for the market and the production of performance compound for synthetic resins and differential fibers. In addition, the Company will give full play to the newly established chemical sales company to enhance the overall advantages of chemical production and marketing competitiveness. In the second half of 2005, the Company plans to produce 2.75 million tonnes of ethylene.

          In the second half of 2005, fully aware of the current favorable conditions and austere challenges, we will continue to adhere to the operation guidelines featuring "reform, adjustment, innovation and development", make use of various favorable opportunities, spare no efforts to fulfill the production and operation objectives and maintain a sound operational results to lay a solid foundation for the long-term and sustainable development of the Company.

     5.12 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year

          x applicable      [   ] inapplicable

     5.13 Explanation of the management about the auditors' "non-standard opinion" for the reporting period

          x applicable      [   ] inapplicable

     5.14 Explanation of the management about the subsequent changes and the follow up actions of the matters in connection with the auditors' "non-standard opinion" in the last financial year

          x applicable      [   ] inapplicable

Paragraph 6    Significant events

     6.1  Acquisition, sale of assets and assets reorganisation

     6.1.1        Acquisition and purchase of assets

          x applicable      [   ] inapplicable



                                                               Net profit/(loss)
                                                                  contributed        Whether it
                                                               to the Company     constituted a                  Whether
                                                                   during the         connected                  related
          The other party                                         period from       transaction      Whether     debts and
          to the transaction                                 the purchase day          (if yes,      the assets  liabilities
          and the assets        Date of      Transaction        to the end of       explain the      has been    have been
          acquired or invested  purchase           price   the reporting period  pricing principle)  transferred transferred

          Acquisition of        21 Jan 2005   RMB 124 million  RMB(5.94) million       No               No           No
          10.5% of the shares
          in Qingdao Qirun
          held by Hong Kong
          Huarun



     6.1.2        Disposition and sale of assets

          x applicable      [   ] inapplicable

     6.1.3 Progress and impact on financial positon and operating results of the relevant event after the issue of asset reorgansation report or announcement of acquition and sale of assets

          x applicable      [   ] inapplicable

     6.2  Guarantee(1)

          x applicable      [    ]inapplicable

                                                                                                                             Whether
                                         Date of                                                                                 for
                                     occurrence (date  Amount                                                      Whether         a
Obligors                             of execution of   RMB                                                      discharged connected
                                         agreement)    millions        Type                          Term           or not     party
Shanghai Secco Petrochemical Co., Ltd.  9 Feb. 2002    2,930  Joint and several liability   9 Feb. 2002 - 20 Dec. 2021  No       Yes
Shanghai Secco Petrochemical Co., Ltd.  9 Feb. 2002    4,062  Joint and several liability   9 Feb. 2002 - 20 Dec. 2013  No       Yes
BASF-YPC Co., Ltd.                      7 Mar. 2003    4,680  Joint and several liability   7 Mar. 2003 - 31 Dec. 2008  No       Yes
Yueyang Sinopec Shell Coal
  Gasification Co., Ltd.                10 Dec. 2003     377  Joint and several liability  10 Dec. 2003 - 10 Dec. 2017  No       Yes
Fujian Zhangzhao Expressway service
  Company Limited                       21 Jan 2003       10  Joint and several liability  21 Jan. 2003-31 Oct. 2007    No       Yes
External guarantees of Sinopec Shanghai
  Petrochemical Co.,Ltd. (2)                  N/A         44
External guarantees of Sinopec Zhenhai
  Refining and Chemical Co.,Ltd. (2)          N/A        14
Total amount of guarantee provided during the reporting period                                                                 None
Total amount of guarantee outstanding at the end of the reporting period                                         RMB 12,117 million
Guarantees provided by Sinopec Corp. for its controlling subsidiaries
Total amount of guarantee provided for its controlling subsidiaries during the reporting period                                None
Total amount of guarantee for its controlling subsidiaries outstanding at the end of the reporting period              RMB    2,617
million
Total amount of guarantee provided by Sinopec Corp. (including those provided for its controlling subsidiaries)
Total amount of guarantee (3)                                                                                     RMB 14,734 million
Total amount of guarantee as a percentage of the Sinopec Corp. net assets                                                       7.5%
Guarantees not in compliance with the requirements of Zheng Jian Fa [2003] No. 56 4
Amount of guarantee provided for the holding  shareholder or the other connected parties in
  which less than 50% (excluding 50%) shares are owned by Sinopec Corp. (5)                                           RMB 24 million
Amount of debt guarantee provided for the companies with liabilities to assets ratio of over 70% (5)                 RMB 170 million
Whether the total guaranteed amount is over 50% of the net assets (5)                                                             No
Total amount of guarantee not in compliance with the
requirements of Zheng Jian Fa [2003] No. 56 (5)                                                                     RMB 194 million



Note 1: All the guarantees listed above followed the specified review procedures.

Note 2: This represents the sum of the external guarantees provided by the controlling subsidiaries of Sinopec Corp. in the reporting period multiplied by the respective shareholdings held by Sinopec Corp. in the subsidiaries.

Note 3: Total amount of guarantee is the aggregate amount of guarantee outstanding (excluding the guarantee to controlling subsidiaries) plus total amount of guarantee outstanding provided to its controlling subsidiaries at the end of the reporting period.

Note 4: It refers to the Notice on Certain Issues Relating to Regulating Fund Transfers between a Listed Company and Connected Parties and the External Guarantees of Listed Company (Zheng Jian Fa [2003] No.56) jointly issued by CSRC and State Assets Supervision and Administration Commission (SASAC) in August, 2003.

Note 5: Pursuant to the provisions in the "Disclosure Format
        Guideline for the Summary of Interim Report" issued by the Shanghai Stock Exchange in 2005, the relevant amounts are as follow:

        1. The amount of the guarantees provided by Sinopec Corp. not in compliance with the requirements of Zheng Jian Fa [2003] No. 56; and

        2. The amount of the guarantees provided by controlling subsidiaries of Sinopec Corp. not in compliance with the requirements of Zheng Jian Fa [2003] No. 56 multiplied by the respective shareholdings held by Sinopec Corp.

     6.3  Provision of funds to and funds provided by connected party

          x applicable      [   ] inapplicable


                                                                                                 Unit: RMB millions

                                                                  Provision of               Funds provided
                                                                    funds to               by connected party
     Connected party            Relationship                     connected party             to the Company
                                                       Net occurrence      Balance      Net occurrence      Balance
     Sinopec Group              Controlling shareholder        (2,103)       4,032             34            9,713
                                and its controlled legal
                                persons

     Other connected parties    Associates                        248          556             --              --

     Total                                                     (1,855)       4,588             34            9,713



     6.4  Material litigation and arbitration

          x applicable      [   ] inapplicable

     6.5 Explanations of other significant events, their impact and proposed solutions

          x applicable      [   ] inapplicable

     6.5.1        Delisting of Beijing Yanhua

          Sinopec Corp. privatised Beijing Yanhua Petrochemical Company Limited ("Beijing Yanhua") by way of merger by absorption through Beijing Feitian Petrochemical Company Limited ("Beijing Feitian"), a wholly-owned subsidiary of Sinopec Corp., established for the purpose of such merger. Pursuant to the agreement entered into between Beijing Feitian and Beijing Yanhua on 29 December 2004, Beijing Feitian purchased the listed shares of Beijing Yanhua from shareholders at a price of HK$ 3.80 per share in cash. The total consideration amounted to approximately HK$ 3.846 billion. Beijing Yuanhua was delisted on 11 May 2005. Please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities and Securities Times in Mainland China and South China Morning Post and Hong Kong Economic Times in Hong Kong on 30 December 2004 and 7 March 2005 for details.

     6.5.2        Qingdao Refining Project

          On 22 June 2004, the Report of Feasibility Study on Qingdao Refining Project was approved by National Development and Reform Commission. The capacity of the refinery is expected to be 10 million tonnes per year. Sinopec Qingdao Refining and Chemical Company Limited ("Qingdao Refinery") was established in Qingdao on 18 November 2004. In June 2005, the ground breaking ceremony was held in Qiangdao, marking the commencement of the construction of the Qingdao Refinery.

     6.5.3 Acquisition of 40.5% of the shares in Qingdao Qirun held by Hong Kong Huarun

          Qingdao Qirun Petrochemical Company Limited ("Qingdao Qirun") is a Sino-foreign joint venture established by Qingdao Petroleum Company, Qilu Petrochemical Company and Hong Kong Huarun Petrochemical (Group) Company Limited ("Hong Kong Huarun") on 27 April 1993. The parties contributed 21%, 38.5% and 40.5%, respectively, to the total registered capital of USD 27.38 million. Qingdao Qirun is mainly engaged in storing, transporting and transferring crude oil and refined oil product. Qingdao Qirun owns a 500,000 meters of crude/refined oil storage tanks, four pipelines linked to Qingdao oil terminal, railways connecting to the Jiaoji railway and road delivery and transport system for crude/refined oil product.

          To facilitate oil products storage and transportation for Qingdao Refining Project, Sinopec Corp. and Hong Kong Huarun entered into a share transfer agreement on 17 November 2004, pursuant to which Sinopec Corp. acquired 30% interest in Qingdao Qirun from Hong Kong Huarun. During the reporting period, Sinopec Corp. and Hong Kong Huarun entered into another share transfer agreement on 21 January 2005, pursuant to which Sinopec Corp. acquired the remaining 10.5% interest in Qingdao Qirun from Hong Kong Huarun. The consideration of such share transfer amounted to RMB 124 million.

     6.5.4        BASF-YPC integrated project formally put into operation

          On 28 June 2005, the 600,000 tonnes per year ethylene project of BASF-YPC was officially put into commercial operation.

          BASF-YPC is a joint venture invested by Sinopec Corp. and its related parties, and BASF with the capital proportion of 50:50. The joint venture has nine production units, which collectively have production capacities of 600,000 tonnes per year of ethylene, 300,000 tonnes per year of ethylene glycol, 160,000 tonnes per year of acrylic acid, 215,000 tonnes per year of acrylic ester, 250,000 tonnes per year of C4-Oxo, 400,000 tonnes per year of polyethylene, 50,000 tonnes per year of formic acid, 36,000 tonnes per year of methylamine, 40,000 tonnes per year of dimethylformamide, 30,000 tonnes per year of propionic acid. In addition, BASF-YPC has a syngas unit, a self-suporting power plant and related utilities and ancillary facilities.

     6.5.5 Shanghai Secco 900,000 tonnes ethylene project formally put into operation

          On June 29 2005, the 900,000 tonnes per year ethylene project of Shanghai Secco was officially put into operation.

          Shanghai Secco is a joint venture invested by Sinopec Corp., Sinopec Shanghai Petrochemical Co.,Ltd. and BP with the investment proportion of 30:20:50. The said project consists of 8 major production facilities with production capacities of 900,000 tonnes per year of ethylene, 600,000 tonnes-per-year of polyethylene, 250,000 tonnes per year of polypropylene, 300,000 tonnes per year of polystyrene and etc.

     6.5.6 Commencement of the construction of Fujian Refining and Ethylene Integrated JV project

          On 8 July 2005, the opening ceremony for the construction of Fujian Refining and Ethylene Integrated JV project was held in Quanzhou, Fujian Province, the world class integrated refining and chemical project officially entered into its construction stage. On the day of the ceremony, the three parties of the joint venture initialed cooperative documents including the Joint Venture Contract and the Articles of Association for Associate and agreed to submit the documents to the Ministry of Commerce.

          Fujian Refining and Ethylene Integrated JV project is a joint venture funded by Fujian Refinery Company Limited, Aramco Overseas Company BV, and ExxonMobil China Petroleum and Petrochemical Company Limited with the investment proportion of 50%, 25% and 25%, respectively. The project will increase the processing capacity of Fujian Refinery from current 4 million tonnes per year to 12 million tonnes per year and improve its sour crude oil processing capacity. The said project involves construction of new chemical facilities including a 800,000 tonnes-per-year ethylene cracker, 650,000 tonnes per year polyethylene unit, 400,000 tonnes per year polypropylene unit and a 1,000,000 tonnes per year aromatics unit. In addition, the said project involves the construction of auxiliary utilities and a 300,000 tonnes per year crude oil berth.

     6.5.7        Issuance and listing of corporate bonds

          On 8 March 2004, Sinopec Corp. successfully issued domestic 10-year term corporate bonds which amounted to RMB 3.5 billion with a fixed coupon rate of 4.61%. On 28 September 2004, the said corporate bonds were listed on the Shanghai Stock Exchange. For further details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong on 24 February 2004 and 28 September 2004. As of 31 December 2004, the outstanding principal balance of the said corporate bonds was RMB 3.5 billion. From 24 February 2005 to 23 March 2005, Sinopec Corp. has fully repaid the coupon interests for the first year.

     6.5.8        Issuance of short-term financial paper

          At the eighteenth meeting of the second session of the Board of Directors of Sinopec Corp. held on 29 July 2005, the Board considered and approved the proposal concerning the issuance of short-term financial paper, and approved that the total amount of short-term financial paper to be issued by Sinopec Corp. should not exceed 10% of its net assets recorded in the latest audited consolidated balance sheet in accordance with the PRC accounting rules and regulations. The Board of Directors or more than two directors were unconditionally authorised to decide on the specified terms, regulations, conditions and related issues on the issuance of financial paper in accordance with the requirements of Sinopec Corp. and the market conditions. The Board approved the submission of the proposal to the first Extraordinary General Meeting on 19 September 2005 to be considered and approved. For further details, please refer to Sinopec Corp.'s announcement published in China Securities, Shanghai Securities, and Securities Times in Mainland China, and South China Morning Post and Hong Kong Economic Times in Hong Kong SAR on 1 August 2005.

     6.6  Dividend distribution for the year ended 31 December 2004

          As approved at the Annual General Meeting of Sinopec Corp. for the Year 2004, a final cash dividend of RMB 0.08 (inclusive of tax) per share for the year ended 31 December 2004 was distributed, which amounted to an aggregate of RMB 6.936 billion. Shareholders whose names appeared on the register of members of Sinopec Corp. on 3 June 2005 had already received the final dividend on 27 June 2005.

          For the Year 2004, the annual cash dividend of RMB 0.12 (inclusive of tax) per share was distributed and the total cash dividend amounted to RMB 10.404 billion.

     6.7 Interim dividend distribution plan for the six-month period ended 30 June 2005

          According to the provisions of the Articles of Association of Sinopec Corp., the Board approved the Interim Dividend Distribution Plan for the period ended 30 June 2005 at the nineteenth meeting of the Second Session of the Board of Directors. An interim cash dividend of RMB
          0.04 (inclusive of tax) per share will be distributed, based on the total number of shares of 86,702.439 million as at 30 June 2005. The total cash dividend amounts to approximately RMB 3.468 billion.

          The interim dividend will be distributed on or before Friday, 30 September 2005 to the shareholders whose names appear on the register of members of Sinopec Corp. on Tuesday, 20 September 2005.

          To be entitled to the interim dividend, holders of H shares shall lodge their share certificate(s) and transfer documents with Hong Kong Registrars Limited at Shops 1712-1716, 17/F., Hopewell Center, 183 Queen's Road East, Wanchai, Hong Kong for registration of transfer, no later than 4:00pm on Tuesday, 13 September 2005. The register of members of the H shares of Sinopec Corp. will be closed from Wednesday, 14 September 2005 to Tuesday, 20 September 2005 (both dates inclusive).

          Dividends will be denominated and declared in Renminbi. Dividends for domestic shares will be paid in Renminbi and dividends for foreign shares will be paid in Hong Kong dollars. The exchange rate for dividends to be paid in Hong Kong dollars is the mean of the average rate of Hong Kong dollar to Renminbi published by the People's Bank of China during the calendar week (from 15 August 2005 to 19 August 2005) prior to the date of declaration of dividends, being Friday, 26 August 2005.

Paragraph 7    Financial Statements

     7.1  Auditors' opinion

      Financial statements   [ ] Unaudited                x audited

      Auditors' opinion      x Standard unqualified       [   ] Not Standard
                                     opinion                      opinion

     7.2  The Group's and the Company's financial statements with comparatives

     7.2.1 Financial statements prepared in accordance with the PRC Accounting Rules and Regulations

          The Group's and the Company's balance sheets

                                                        At 30 June 2005               At 31 December 2004
                                                     The Group     The Company       The Group     The Company
                                                  RMB millions    RMB millions    RMB millions    RMB millions

          Assets
          Current assets
            Cash at bank and in hand                    15,322           4,692          18,280           6,299
            Bills receivable                             8,356           1,244           7,812           1,597
            Trade accounts receivable                   15,247           8,790           9,756           8,245
            Other receivables                           11,682          16,137          12,462          19,625
            Advance payments                             6,241           5,072           4,828           4,358
            Inventories                                 78,467          39,000          63,918          33,951

            Total current assets                       135,315          74,935         117,056          74,075


                                                        At 30 June 2005               At 31 December 2004
                                                     The Group     The Company       The Group     The Company
                                                  RMB millions    RMB millions    RMB millions    RMB millions

          Long-term equity investments
          (Including the Group's and
          the Company's equity investment
          differences of RMB 572 million and
          RMB 582 million, respectively
          (2004: RMB 383 million and
          RMB 400 million)                              10,549         126,733          13,409         124,211

          Fixed assets
            Fixed assets, at cost                      548,413         278,794         519,462         271,120
            Less: Accumulated depreciation             258,317         120,917         243,510         113,572

            Net book value of fixed assets before
              impairment losses                        290,096         157,877         275,952         157,548
            Less: Provision for impairment
                     losses on fixed assets              6,213           4,043           5,816           4,038

            Net book value of fixed assets             283,883         153,834         270,136         153,510
            Construction materials                         984             215             430              93
            Construction in progress                    47,629          35,706          45,976          28,779

          Total fixed assets                           332,496         189,755         316,542         182,382

          Intangible assets and other assets
            Intangible assets                            6,125           4,316           5,345           4,261
            Long-term deferred expenses                  3,783           2,906           3,563           2,530


          Total intangible assets and other assets       9,908           7,222           8,908           6,791

          Deferred taxation
            Deferred tax assets                          4,718           2,376           4,166           3,708

          Total assets                                 492,986         401,021         460,081         391,167



                                                        At 30 June 2005               At 31 December 2004
                                                     The Group     The Company       The Group     The Company
                                                  RMB millions    RMB millions    RMB millions    RMB millions

          Liabilities and shareholders' funds
          Current liabilities
            Short-term loans                            34,419          20,482          26,723          16,254
            Bills payable                               26,893          23,054          30,797          21,589
            Trade accounts payable                      34,152          17,296          23,792          21,137
            Receipts in advance                          9,189           7,513           8,605           6,106
            Wages payable                                3,615           2,171           3,223           1,854
            Staff welfare payable                        1,095             467           1,101             498
            Taxes payable                                3,552            (269)          6,741           3,170
            Other payables                               1,808             510           1,519             442
            Other creditors                             27,384          27,467          26,459          34,156
            Accrued expenses                             2,395             624             652             430
            Current portion of long-term liabilities     7,245           3,802          14,298          11,506

            Total current liabilities                  151,747         103,117         143,910         117,142

          Long-term liabilities
            Long-term loans                            110,099          95,094          94,087          82,332
            Debentures payable                           3,500           3,500           3,500           3,500
            Other long-term payables                       892             476             820             438

          Total long-term liabilities                  114,491          99,070          98,407          86,270

          Deferred taxation
            Deferred tax liabilities                         3               1             198              16

          Total liabilities                            266,241         202,188         242,515         203,428

          Minority interests                            29,174              --          31,216               --

          Shareholders' funds
            Share capital                               86,702          86,702          86,702          86,702
            Capital reserve                             37,121          37,797          37,121          37,797
            Surplus reserves (Including
              statutory public welfare fund of
              RMB 11,362 million
              (2004: RMB 9,558 million))                29,724          29,724          26,116          26,116
            Unrecognised investment losses                (600)             --            (713)              --
            Undistributed profits (Including
              cash dividend declared after
              the balance sheet date
              of RMB 3,468 million
              (2004: Proposed cash
              dividend of RMB 6,936 million))           44,624          44,610          37,124          37,124

          Total shareholders' funds                    197,571         198,833         186,350         187,739

          Total liabilities and shareholders' funds    492,986         401,021         460,081         391,167

          The Group's and the Company's income statements and profit appropriation statements


                                                       Six-month periods              Six-month periods
                                                      ended 30 June 2005              ended 30 June 2004
                                                     The Group     The Company       The Group     The Company
                                                  RMB millions    RMB millions    RMB millions    RMB millions

          Income from principal operations             359,248         241,340         265,709         183,836
          Less: Cost of sales                          293,181         212,726         206,098         154,678
                Sales taxes and surcharges               8,204           5,386           7,776           4,661

          Profit from principal operations              57,863          23,228          51,835          24,497
          Add:  Profit from other operations               447             175             616              29
          Less: Selling expenses                        10,359           6,609           8,664           5,590
                Administrative expenses                 10,600           6,141          10,865           7,204
                Financial expenses                       2,852           1,852           2,094           1,287
                Exploration expenses,
                  including dry holes                    3,355           2,678           2,475           1,831

          Operating profit                              31,144           6,123          28,353           8,614
          Add:  Investment (loss) / income                (742)         20,934             516          16,640
                Non-operating income                       133              99             181             112
          Less: Non-operating expenses                   1,109             432           4,952           3,552


          Profit before taxation                        29,426          26,724          24,098          21,814
          Less: Taxation                                 9,168           8,694           7,154           6,532
                Minority interests                       2,101              --           2,412              --
          Add:  Unrecognised investment losses            (113)             --             507              --


          Net profit                                    18,044          18,030          15,039          15,282
          Add:  Undistributed profits at the
                  beginning of the period               37,124          37,124          19,975          19,732


          Distributable profits                         55,168          55,154          35,014          35,014
          Less: Transfer to statutory surplus reserve    1,804           1,804           1,504           1,504
                Transfer to statutory public
                  welfare fund                           1,804           1,804           1,504           1,504


          Distributable profits to shareholders         51,560          51,546          32,006          32,006
          Less: Distribution of ordinary
                  shares' dividends                      6,936           6,936           5,202           5,202

          Undistributed profits at the end of
            the period (Including dividend declared
            after the balance sheet date of
            RMB 3,468 million
            (2004: RMB 3,468 million))                  44,624          44,610          26,804          26,804

     7.2.2        Financial statements prepared in accordance with IFRS

          Consolidated income statement

                                                                                        Six-month periods
                                                                                         ended 30 June
                                                                                        2005              2004
                                                                                RMB millions      RMB millions
          Turnover and other operating revenues
            Turnover                                                                 359,248           269,601
            Other operating revenues                                                   9,206             9,844

                                                                                     368,454           279,445

          Operating expenses
            Purchased crude oil, products and operating
              supplies and expenses                                                 (283,036)         (198,158)
            Selling, general and administrative expenses                             (15,510)          (14,859)
            Depreciation, depletion and amortisation                                 (15,155)          (15,399)
            Exploration expenses, including dry holes                                 (3,355)           (2,475)
            Personnel expenses                                                        (8,536)           (8,716)
            Employee reduction expenses                                                 (100)             (412)
            Taxes other than income tax                                               (8,204)           (7,833)
            Other operating expenses, net                                               (876)           (3,031)

          Total operating expenses                                                  (334,772)         (250,883)

          Operating profit                                                            33,682            28,562
          Finance costs
            Interest expense                                                          (2,845)           (2,272)
            Interest income                                                              168               179
            Foreign exchange losses                                                      (40)              (29)
            Foreign exchange gains                                                       151                43

          Net finance costs                                                           (2,566)           (2,079)
          Investment income                                                               62                 --
          Share of profits less losses from associates                                   536               455

          Profit before taxation                                                      31,714            26,938
          Taxation                                                                    (9,945)           (8,017)

          Profit for the period                                                       21,769            18,921

          Attributable to:
          Equity holders of the parent                                                19,653            16,746
          Minority interests                                                           2,116             2,175

          Profit for the period                                                       21,769            18,921

          Basic earnings per share                                                      0.23              0.19

          Dividends attributable to the period:
          Interim dividend declared after the balance sheet date                       3,468             3,468


          Consolidated balance sheet
                                                                                At 30 June      At 31 December
                                                                                      2005                2004
                                                                              RMB millions        RMB millions
          Non-current assets
            Property, plant and equipment                                          298,031             284,123
            Construction in progress                                                47,645              46,185
            Investments                                                              2,434               2,538
            Interests in associates                                                  7,521              10,222
            Deferred tax assets                                                      5,091               4,558
            Lease prepayments                                                        1,045                 750
            Long-term prepayments and other assets                                   8,509               5,947


          Total non-current assets                                                 370,276             354,323

          Current assets
            Cash and cash equivalents                                               13,616              16,381
            Time deposits with financial institutions                                1,706               1,899
            Trade accounts receivable                                               15,247               9,756
            Bills receivable                                                         8,356               7,812
            Inventories                                                             79,433              64,329
            Prepaid expenses and other current assets                               20,746              20,094

          Total current assets                                                     139,104             120,271

          Current liabilities
            Short-term debts                                                        39,374              32,307
            Loans from Sinopec Group Company and fellow subsidiaries                 2,290               8,714
            Trade accounts payable                                                  34,152              23,792
            Bills payable                                                           26,893              30,797
            Accrued expenses and other payables                                     48,493              45,276
            Income tax payable                                                       2,882               5,391

          Total current liabilities                                                154,084             146,277

          Net current liabilities                                                  (14,980)            (26,006)

          Total assets less current liabilities                                    355,296             328,317

          Non-current liabilities
            Long-term debts                                                         73,735              60,822
            Loans from Sinopec Group Company and fellow subsidiaries                39,864              36,765
            Deferred tax liabilities                                                 6,029               5,636
            Other liabilities                                                          892               1,008

          Total non-current liabilities                                            120,520             104,231

                                                                                   234,776             224,086
          Equity
            Share capital                                                           86,702              86,702
            Reserves                                                               119,055             106,338

          Total equity attributable to equity holders of the parent                205,757             193,040
          Minority interests                                                        29,019              31,046

          Total equity                                                             234,776             224,086

     7.3  Notes on the financial statements

     7.3.1        Changes in principal accounting policies

          The IASB has issued a number of new and revised IFRS and IAS ("new IFRS") which are effective for accounting periods beginning on or after 1 January 2005. The Group has adopted these new IFRS in the interim financial statement for the six-month period ended 30 June 2005. The relevant changes in and impact on the Group's principal accounting policies as a result of the adoption of these new IFRS are set out below.

          (a) IAS 16

               IAS 16, "Property, Plant and Equipment", replaces IAS 16 (revised
               1998) and related Interpretations. IAS 16 requires an entity to determine cost, useful life and depreciation charge separately for each significant part of an item of property, plant and equipment, and derecognize the carrying amount of a part of an item of property, plant and equipment if that part has been replaced. IAS 16 also requires an entity to include the costs of dismantlement, removal or restoration, the obligation for which an entity incurs as a consequence of installing the item in the cost of that item of property, plant and equipment. The adoption of IAS 16 did not have a material impact on the Group's interim financial statements.

          (b) IAS 21

               IAS 21, "The Effects of Changes in Foreign Exchange Rates", replaces IAS 21 (revised 1993) and related Interpretations. IAS 21 defines two notions, functional currency and presentation currency, to replace the notion, reporting currency, in IAS 21 (revised 1993). The adoption of IAS 21 did not have a material impact on the Group's interim financial statements.

          (c) IAS 27

               In prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the period were also separately presented in the consolidated statement of income as deduction before arriving at the profit attributable to shareholders.

               IAS 27, "Consolidated and Separate Financial Statements", replaces IAS 27 (revised 2000) and related Interpretations. IAS 27 requires minority interests at the balance sheet date to be presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity holders of the parent, and minority interests in the results of the Group for the period to be presented on the face of the consolidated income statement as an allocation of the total profit or loss for the period between the minority interests and the equity holders of the parent. The presentations of minority interests in the consolidated balance sheet, consolidated income statement and consolidated statement of changes in equity for the comparative period have been restated accordingly. Except for the changes in presentation, the adoption of IAS 27 did not have a material impact on the Group's interim financial statements.

     7.3.2Notes on the financial statements prepared under IFRS

     7.3.2.1           Turnover

          Turnover represents revenue from the sales of crude oil, natural gas, petroleum and chemical products, net of value-added tax.

     7.3.2.2           Taxation

          Taxation in the consolidated income statement represents:


                                                                                      Six-month periods
                                                                                        ended 30 June
                                                                                      2005                2004
                                                                              RMB millions        RMB millions

          Provision for PRC income tax
          - the Group                                                                9,915               8,463
          - associates                                                                 170                 152
          Deferred taxation                                                           (140)               (598)

                                                                                     9,945               8,017

          A reconciliation of the expected tax with the actual tax expense is as follows:

                                                                                      Six-month periods
                                                                                        ended 30 June
                                                                                      2005                2004
                                                                              RMB millions        RMB millions

          Profit before taxation                                                    31,714              26,938

          Expected PRC income tax expense at
            a statutory tax rate of 33%                                             10,466               8,890
          Non-deductible expenses                                                      234                 123
          Non-taxable income                                                          (222)               (155)
          Differential tax rate on subsidiaries' income (Note)                        (870)             (1,193)
          Tax losses not recognised for deferred tax                                    15                 360
          Under-provision in prior years                                               477                  91
          Tax credit for domestic equipment purchases                                 (155)                (99)

                                                                                     9,945               8,017

          Substantially all income before income tax and related tax expense is from PRC sources.


          Note:

          The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Company, which are taxed at a preferential rate of 15%.

     7.3.2.3    Basic earings per share

          The calculation of basic earnings per share for the six-month period ended 30 June 2005 is based on the profit attributable to equity holders of the parent of RMB 19,653 million (2004: RMB 16,746 million) and the weighted average number of shares of 86,702,439,000 (2004:
          86,702,439,000) during the period.

          The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence during the periods presented.

     7.3.2.4    Dividends

          Dividends attributable to the period represent:

                                                                                      Six-month periods
                                                                                        ended 30 June
                                                                                      2005                2004
                                                                              RMB millions        RMB millions

          Interim dividends declared after the balance sheet date of
            RMB 0.04 per share (2004: RMB 0.04 per share)                            3,468               3,468



          Pursuant to the Company's Articles of Association and a resolution passed at the Directors' meeting on 26 August 2005, the directors authorised to declare the interim dividends for the year ending 31 December 2005 of RMB 0.04 (2004: RMB 0.04) per share totalling RMB 3,468 million (2004: RMB 3,468 million). Interim dividend of RMB 3,468 million (2004: RMB 3,468 million) declared after the balance sheet date has not been recognised as a liability at the balance sheet date.

          Dividends attributable to the previous financial year, approved and paid during the period represent:


                                                                                      Six-month periods
                                                                                        ended 30 June
                                                                                      2005                2004
                                                                              RMB millions        RMB millions

          Final dividends in respect of the previous financial year, approved and paid during the period of RMB 0.08 per share
            (2004: RMB 0.06 per share)                                               6,936               5,202



          Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2005, a final dividend of RMB 0.08 per share totalling RMB 6,936 million in respect of the year ended 31 December 2004 was declared and paid on 27 June 2005.

          Pursuant to the shareholders' approval at the Annual General Meeting on 18 May 2004, a final dividend of RMB 0.06 per share totalling RMB 5,202 million in respect of the year ended 31 December 2003 was declared and paid on 28 June 2004.

Paragraph 8    Corporate Governance

     During the first half of 2005, Sinopec Corp. has further strengthened its corporate governance. Pursuant to the relevant domestic and overseas regulatory requirements, the Company revised and improved the "Working Rules and Procedures of Audit Committee of the Board of Directors", and responsively adjusted the composition of the audit committee to the Board of the Directors. The Company has fully implemented its internal control system and carried out inspection thereof. As a result, internal supervision and control of the Company was improved. In accordance with the requirements of China Securities Regulatory Commission ("CSRC"), the Company implemented procedures to monitor the use of proceeds from issuance of shares, guarantees and the use of funds by connected parties, and put forward remedies for the problems discovered during the inspection. During the same period, the company further improved quality of disclosure of information and strengthened investor relations.

     During the first half of 2005, Sinopec Corp. considered the "Code on Corporate Governance Practice" issued by The Stock Exchange of Hong Kong Limited ("the Hong Kong Stock Exchange") and compiled relevant training materials for the directors, supervisors and other members of the senior management. The "Rules of Securities Transactions by Corporate Employees" was prepared by the Company taking into account the circumstances of the Company. Save as the above, the Company is not aware of any breach of the "Code on Corporate Governance Practice".

Paragraph 9    Repurchase, Sales and Redemption of shares

     During this reporting period, the Company did not repurchase, sell or redeem any securities of Sinopec Corp.

Paragraph 10   Application of the Model Code

     In this reporting period, no director has infringed the requirements set out under the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 to the Listing Rules stipulated by Hong Kong Stock Exchange.

Paragraph 11   A detailed results announcement containing all the information required by paragraphs 46(1) to (9) of Appendix 16 to the Listing Rules of the Stock Exchange will be published on the website of the Hong Kong Stock Exchange in due course.

This announcement is published in both English and Chinese languages. The chinese version shall prevail.

                                                   By Order of the Board
                                                        Chen Tonghai
                                                          Chairman

Beijing, the PRC, 26 August 2005

As at the date of this announcement, the directors of the Company are: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei; the independent directors are: Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is: Mr Cao Yaofeng.

                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          China Petroleum & Chemical Corporation



                                                                 By: /s/ Chen Ge
                                                                     -----------

                                                                   Name: Chen Ge

                                      Title: Secretary to the Board of Directors



Date: August 26, 2005